Exhibit 99.2

AMENDMENT No. 1

TO

AUDDIA INC.

2020 EQUITY INCENTIVE PLAN

Approved by the Board of Directors: August 4, 2021.

Approved by the Stockholders: __________, 2022.

1.       Section 3(d)(i) of the Plan is hereby amended to read as follows:

(i)       A maximum of 500,000 [~~150,000~~] shares of Common Stock subject to Options, SARs and Other Stock Awards whose value is determined by reference to an increase over an exercise or strike price of at least 100% of the Fair Market Value on the date the Stock Award is granted may be granted to any one Participant during any one calendar year.

2.       This Amendment No. 1 to the Plan shall become effective (the “Effective Date”) on August 4, 2021 (the date this Amendment No. 1 was approved by the Board of Directors), subject to this Amendment No. 1 being approved by the stockholders of the Company, which approval will be within 12 months after the date this Amendment No. 1 was adopted by the Board.

3.       The Company may grant Options in reliance on this Amendment No. 1 prior to obtaining stockholder approval provided that: (i) none of such granted Options can be exercised prior to obtaining stockholder approval, and (ii) this Amendment No. 1 (and any such Options granted in reliance thereon) will be cancelled if stockholder approval as described in Section 2 above is not obtained.

AUDDIA INC.

By: Michael Lawless
Name: Michael Lawless
Tile: CEO